Contact

www.linkedin.com/in/gordanavunjak (LinkedIn)
www.bme.columbia.edu/fac-bios/vunjak-novakovic/faculty.html (Personal)
www.bme.columbia.edu/ (Other)
www.bme.columbia.edu/gvnweb/ (Other)

Top Skills

Stem Cells
Science
Tissue Engineering

Gordana Vunjak-Novakovic

University Professor at Columbia University
New York, New York, United States

Summary

Gordana Vunjak-Novakovic is University Professor, the first engineer to receive this highest academic rank at Columbia University. She is also the Mikati Foundation Professor of Biomedical Engineering and Medical Sciences, Professor of Dental Medicine and on faculty in the Irving Comprehensive Cancer Center and the Center for Human Development. She directs the Laboratory for Stem Cells and Tissue Engineering, the NIH Tissue Engineering Resource Center, and Columbia's Center for Dental and Craniofacial Research. The focus of her lab is on engineering functional human tissues for use in regenerative medicine and patient-specific "organs-on-a-chip" models of disease. She is well published and highly cited, has mentored over 150 trainees, and has founded with her students four biotech companies. She is a member of nine national and international academies including the Academia Europaea, US National Academies of Engineering, Medicine and Inventors, Royal Society of Canada Academy of Science, and the American Academy of Arts and Sciences.

Experience

Columbia University

21 years

University Professor
May 2017 - Present (9 years 5 months)

The Mikati Foundation Professor of Biomedical Engineering and Medicine
July 2011 - Present (15 years 3 months)

Director, Laboratory for Stem Cells and Tissue Engineering
2005 - Present (21 years)

Education

University of Belgrade

BS, MS and PhD, Chemical Engineering